UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VECTOR 21 HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922 43Y 109

___________________

(CUSIP Number)

M. A. Littman

As Trustee for Michael A. Littman ATTY, Defined Benefit Plan

PO BOX 1839

ARVADA, CO 80001

(720) 530-6184

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

The information required on the remainder of this cover page shall not be deemed to “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No.	Page 2 of 5

1	NAMES OF REPORTING PERSONS M. A. LITTMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 875,000 Common Shares (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 875,000 Common Shares (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 875,000 Common Shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.55% (2)
14	TYPE OF REPORTING PERSON IN

(1) Through Michael A. Littman ATTY, Defined Benefit Plan of which he is sole Trustee.

(2) Based on 1,697,200 shares outstanding.

922 42Y 109
CUSIP No.	Page 3 of 5

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock of Vector 21 Holdings, Inc., a Delaware corporation (the “Issuer”), with a par value of $0.0001 (the “Shares”). The address of the principal executive office of the Issuer is 9605 W. 49th Ave., #200, Wheat Ridge, Colorado 80033.

Item 2.	Identity and Background.

(a)	Name: M. A. Littman (the “Reporting Person”).

(b)	Business address: PO BOX 1839, Arvada, Colorado 80001

(c)

Present principal employment:

Mr. Littman was appointed Secretary and Director of Vector 21 Holdings, Inc. on March 5, 2021.

Mr. Littman, (J.D. 1973 Stetson College of Law) (Eckerd College 1970 B.A.) served as house counsel for Chicago Title Insurance Company 1973 – 1975 in the Denver office. Increasing securities matters in the real estate syndication business led to a Securities practice emphasis since 1981, to where the practice has been exclusively corporate securities practice for public companies. Career experience includes commercial litigation, public and private offerings, mergers and acquisitions, mortgage banking, REO management, bankruptcy reorganizations, and private corporate restructuring.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they are subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Littman received the 875,000 shares from the predecessor company, Momentum Biofuels, Inc., on May 1, 2012 for settlement of debt.

The information set forth in Items 4 and 5 of this Schedule 13D are hereby incorporated by reference into this Item 3.

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Item 4.	Purpose of Transaction.

This form is the initial filing in conjunction with the effectiveness of the Form 10 of Vector 21 Holdings, Inc. The information set forth or incorporated in Item 3 is incorporated herein by reference.

Mr. Littman is deemed a beneficial owner as an Officer and Director of the Issuer. Mr. Littman controls the common stock through his Defined Benefit Plan, owning 875,000 shares of common stock (51.55%) of the Issuer.

The Reporting Persons have plans which relate to, or could result in the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D as follows:

(a)	Reporting Person may sell control separately or in conjunction with a merger.

(b)	It is anticipated that a sale of control or merger will be effected for the Issuer.

(c)	None.

(d)	It is anticipated that in the event of a merger or change in control of Issuer, management and directors will be changed.

(e)	None planned at this time.

(f)	None at this time.

(g)	None at this time.

(h)	None at this time.

(i)	None at this time.

(j)	None.

The Reporting Person may, at any time and from time to time, review or reconsider their position and/or change their purpose

Item 5.	Interest in Securities of the Issuer.

(a)	The Reporting Person indirectly has beneficial ownership of 875,000 shares, representing 51.55% of the issued and outstanding shares as of the date of this Schedule 13D.

(b)	The Reporting Person has sole power to vote and dispose of 875,000 shares of the issued and outstanding shares as of the date of this Schedule 13D.

(c)

Other than the transactions referred to below, (i) the Reporting Person or, (ii) to the Reporting Person’s knowledge, the person set forth hereto has not effected any transaction in the Common Stock during the past 60 days.

None.

(d)	No person other than M.A. Littman, as Trustee of the Michael A. Littman ATTY, Defined Benefit Plan, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

922 42Y 109
CUSIP No.	Page 5 of 5

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of his knowledge, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Michael A. Littman (the Defined Benefit Plan) and any other person or entities with respect to any securities of the Issuer.

In addition, the information set forth in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following are filed as exhibits to the Schedule 13D:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

/s/ M.A. Littman
M.A. Littman

Michael A. Littman ATTY, Defined Benefit Plan

By:	/s/ Michael A. Littman
Michael A. Littman, sole Trustee